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                                                         Filed by: First Bancorp
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                  Subject Company: First Bancorp
                                                 Registration File No. 333-34216


This information first appeared on June 14, 2000 as a newspaper advertisement in
                         The Pilot, Southern Pines, NC

               A message to shareholders of First Savings Bancorp

We couldn't have said it better ourselves.

First Savings Shareholders should be interested in this quote from a June 6, 2000 Industry Research Note, produced by The Robinson-Humphrey Company.


"We believe what is most important in valuing deals is relative ownership, EPS growth accretion and return on equity" -- Jefferson Harralson, Analyst, The Robinson-Humphrey Company




Here's what Mr. Harralson is talking about:

1.   First Savings Shareholders Receive a Good Relative Position of Ownership

If you combined what First Bancorp and First Savings earned alone in 1999, First Savings would have contributed about 44% of the combined companies' earnings. However, under the terms of the proposed merger transaction, First Savings shareholders are expected to own about 49% of the combined company.


                                    [GRAPH]

                  Comparison: First Savings Expected Ownership
              versus First Savings Expected Earnings Contribution
                                        25%       35%       45%       55%
                                        ---       ---       ---       ---
Percentage of Expected Ownership                                 49%

Percentage of Combined Earnings 1999                       44%




2. First Savings Shareholders Have Potential to Increase Earnings Growth

First Bancorp has been a strong performer. Their earnings per share growth has exceeded First Savings earnings per share growth over the past two years. We believe the combination between First Savings and First Bancorp will provide additional opportunities to increase earnings growth for First Savings shareholders.

                                    [GRAPH]

                 Comparison: Diluted Earnings Per Share Growth


                    1999                          1998
                    ----                          ----
First Bancorp       17.21%                        12.96%
First Savings        4.55%                         4.76%

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3. First Savings Shareholders Have Potential to Increase Return on Shareholders'
   Equity

First Bancorp's return on shareholders' equity has outpaced First Savings over the past two years. We believe that together our two companies will have the potential to enhance return on equity for First Savings shareholders.

                                    [GRAPH]

                  Comparison: Return on Shareholder's Equity


                    1999                          1998
                    ----                          ----
First Bancorp       15.56%                        14.59%
First Savings        8.03%                         7.63%



Much has been said about "book value". We believe that focusing on book value is the wrong thing to do. We believe, as Mr. Harralson believes, that relative ownership, earnings per share growth and return on shareholders' equity are more important.

The merger will make First Savings shareholders part of a banking company that has more of the modern products and services Moore County banking customers want.

The Board of Directors of First Savings urges all shareholders to vote "FOR" the merger.



                                   Questions?
   If you have lost your proxy or have any  questions,  please call us TOLL FREE
              888-372-7283 or 910-692-6222 and we will assist you.

 Shareholders may also get information and assistance from our Proxy Solicitor
                       REGAN & ASSOCIATES - 800-737-3426


                                      [LOGO]


      The above presentation is not a prediction of the future, and is not necessarily indicative of the results that would have occurred if the merger had been consummated at or prior to January 1,
            1999. Shareholders are encouraged to read the joint proxy
         statement/prospectus carefully before they vote on the merger.



    The above information has been provided by the board of directors of First Savings Bancorp, Inc. First Bancorp and First Savings Bancorp have filed a joint proxy statement/prospectus and other documents concerning the merger with the United States Securities and Exchange Commission ("SEC") and have mailed the joint proxy statement/prospectus to their shareholders. These documents contain important information and we urge you to read the joint proxy statement/prospectus and other documents filed with the SEC carefully. You can obtain the documents free from the SEC's website, www.sec.gov. Our officers' and directors' interests in First Savings (stock, contracts, etc.) are described in First Savings' September 24, 1999 proxy statement which is also available on the SEC website. In addition, you may obtain free copies of these documents from the Corporate Secretary of First Savings Bancorp, P.O. Box 1657, Southern Pines, North Carolina 28388-1657, telephone (910) 692-6222.

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